The Peck Company Holdings, Inc.
4050 Williston Road, #511

South Burlington, VT 05403

September 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Jacqueline Kaufman

Re:	The Peck Company Holdings, Inc.
Registration Statement on Form S-3
File No. 333-233931
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Peck Company Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time, on October 1, 2019, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Sullivan & Worcester LLP (“Sullivan”), confirming this request. The Registrant hereby authorizes each of David E. Danovitch, Michael DeDonato and Nicholas F. Chionchio of Sullivan to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David E. Danovitch of Sullivan, counsel to the Registrant, at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038 or Nicholas F. Chionchio at (212) 660-3087.

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Sincerely,

The Peck Company Holdings, Inc.

By:	/s/ Jeffrey Peck
Jeffrey Peck
Chief Executive Officer

cc:	John Sullivan, The Peck Company Holdings, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP
Nicholas F. Chionchio, Sullivan & Worcester LLP